SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                                (Amendment No. )


                      American International Ventures, Inc.
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                                (Name of Issuer)

                         Common Stock $.00001 par value
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                         (Title of Class of Securities)

                                   02687C 10 9
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                                 (CUSIP Number)

                               September 24, 2005
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section


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

CUSIP No. 02687C 10 9                  13G
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1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Thomas S. Kaplan
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [_]
                                                                         (b) [_]
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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     4,000,000*
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,000,000*
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,000,000*
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                          [_]
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.9%*
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12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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* Includes warrants that limit beneficial ownership of the Reporting Person to
9.9%, subject to waiver of such limitation upon 65 days notice to the issuer.


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

Item 1.

      (a)   Name of Issuer.

            American International Ventures, Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            260 Garibaldi Avenue
            Lodi, NJ 07644

Item 2.

      (a)   Name of Person Filing.

            Thomas S. Kaplan (the "Reporting Person").

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of the Reporting Person is:
            154 West 18th Street, New York, New York 10011.

      (c)   Citizenship.

            The Reporting Person is a citizen of the United States.

      (d)   Title of Class of Securities.

            Common Stock $.00001 par value

      (e)   CUSIP Number.

            02687C 10 9

Item 3. Not applicable.

Item 4. Ownership

      (a)   Amount Beneficially Owned.

                  As of October 2, 2005, the Reporting Person's beneficially owns 4,000,000 shares of common stock, comprised of 2,000,000 shares of common stock and 2,000,000 shares of common stock issuable upon the exercise of warrants. All of such shares are beneficially owned by the Reporting Person pursuant to a voting trust agreement dated September 23, 2005 between the Reporting Person and Electrum Resources LLC, a Cayman Islands company ("Electrum"). Pursuant to such voting trust, the Reporting Person has sole voting and dispositive power over the shares held by Electrum.

      (b)   Percent of Class.

            9.9%. The terms of the warrants held by the Reporting Persons limit the beneficial ownership to 9.9%.

      (c)   Number of shares as to which the Reporting Person has

      (i)   sole power to vote or to direct the vote: 4,000,000

      (ii)  shared power to vote or to direct the vote: 0

      (iii) sole power to dispose or to direct the disposition of: 4,000,000

      (iv)  shared power to dispose or to direct the disposition of: 0


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

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Electrum has the right to receive dividends from, and the proceeds from the sale of the shares beneficially owned by the Reporting Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  Date: October 3, 2005


                                                  /s/ Thomas S. Kaplan
                                                  --------------------
                                                  Thomas S. Kaplan


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